Exhibit 99.10

Section A

OVERVIEW

Summary	A.3

1. Stimulating wealth creation	A.11

2. Supporting Quebecers	A.13

3. Results of the review to improve the tax system	A.15

4. The economic situation: Recent developments and outlook for 2025 and 2026	A.17

5. Québec's financial situation	A.19

6. The Québec government's debt	A.27

7. Alternative forecast Scenarios	A.29

APPENDIX: Québec's economic outlook - 2023 to 2029	A.33

A.1

SUMMARY

Québec must face the challenges brought about by the changes in its trade and diplomatic relations with the U.S. administration. The tariffs imposed, and the uncertainty as to their form, scope and duration are already having an impact.
These could eventually curb the economic potential of Québec and Canada.

In Budget 2025-2026, the government is focusing its efforts on the economy and protecting health services and education. Despite the economic instability, it is also reiterating its commitment to the sound management of public finances and is presenting a plan to restore fiscal balance by 2029-2030.

❏ Québec's economic situation

Budget 2025-2026 is based on the premise that tariffs would be imposed by the United States on several trading partners, including Canada. The baseline assumption is that these tariffs could be adjusted in the coming months, that the effects would be on average equivalent to 10% tariffs, and that they could be in place for a transitional period of around two years.1

The trade dispute triggered by the United States and the climate of uncertainty are already weakening the economic outlook. Growth in real GDP is expected to continue and reach 1.1% in 2025 and 1.4% in 2026. Had it not been for the trade dispute, it would have seen stronger growth in both years.

- The effects of these tariffs will dampen growth in Québec by a total of 0.7 percentage points for 2025 and 2026 and reduce expected gains in the labour market by approximately 25 000 jobs.

Nevertheless, Québec can draw on its strengths to get through this turbulent period. It boasts a diversified economy, a strategic geographical location, a qualified workforce, world-class universities, affordable electricity, abundant natural resources and a tax system that favours investment and innovation.

Moreover, Quebecers are starting off this period in a good position.

- Québec's strong economic performance since 2018 has narrowed the gap in living standards with Ontario and the rest of Canada. The government is on track to meet its objective of a 10% gap with Ontario. According to the latest estimates, the gap is expected to stand at 9.9% in 2026, whereas it was 15.9% in 2018. The gap with the rest of Canada is expected to stand at 13.7% in 2026, down from 20.2% in 2018.

- The Québec government has done a better job of protecting its citizens' wallets than its neighbouring provinces in recent years. Between 2018 and 2023, household purchasing power, as measured by real disposable income per capita, improved by 6.6% in Québec, compared to 3.9% in Canada.

______________________________________

1 Unless otherwise indicated, this section reflects economic data available as at March 7, 2025.

Overview	A.3

The baseline economic scenario

A high degree of uncertainty is weighing on the forecasts in Budget 2025-2026. Developments in the trade dispute triggered by the U.S. administration pose the greatest risk to Québec's economic outlook.

- As of the time of printing, several uncertainties remained. In particular, the form, scope and duration of the protectionist trade policies implemented remained uncertain and variable.

The economic forecast of the baseline scenario is based on the assumption that the 25% tariffs announced by the United States on March 4 are a strategic measure designed to exert pressure on its trading partners. The Ministère des Finances has put forth a baseline assumption that these tariffs could be adjusted in the coming months, that the effects would be on average equivalent to 10% tariffs, and that they could be in place for a transitional period of around two years.

- The baseline scenario assumes that the United States will not pursue a broad-based trade war by maintaining 25% tariffs for a protracted period, as these tariffs will adversely affect its economy.

▪ High tariffs imposed on Canadian goods will lead to higher costs for U.S. businesses that depend on Canadian imports for their production lines.

▪ In addition, Canada has put in place retaliatory measures on imports from the United States, which will reduce U.S. exports. The decline in demand for U.S. goods will adversely affect corporate profits in the United States and slow economic growth.

▪ These developments will also lead to higher prices for U.S. consumers.

Canada remains an essential trading partner under U.S. economic strategy, which argues for a less punitive tariff structure.

A scenario that takes into account the implementation of 25% tariffs on U.S. imports (10% on energy products) for a two-year period and equivalent retaliatory measures put in place by targeted partners is, however, presented in Section H, "Alternative forecast Scenarios."

Budget 2025‑2026
A.4	Budget Plan

Exhibit 99.10

❏ Stimulating wealth creation

In such a context of uncertainty, public administrations are called upon to act as a transitional counterweight to stimulate the economy.

Therefore, in the short term, the government will support businesses experiencing difficulty caused by the trade tensions.

During the transition period, it will strengthen the economy by increasing its investments in infrastructure and by working with the other provinces to reduce trade barriers on the Canadian market.

Lastly, it intends to stay the course on long-term wealth creation by stimulating investments and innovation in businesses, enabling them to strengthen their competitive position on the world stage.

■ Bolstering infrastructure investment

The 2025-2035 Québec Infrastructure Plan (QIP) has been enhanced to $164 billion, an increase of $11 billion, or 7%. Significant amounts will be invested to maintain assets and improve infrastructure in health care, education, higher education and transportation.

In addition, Hydro-Québec will make a significant contribution to Québec's economic growth with the progressive completion of its Action Plan 2035 - Towards a Decarbonized and Prosperous Québec. This plan will require capital investments of between $135 billion and $160 billion over the 2024-2035 period.

Public infrastructure investments will help support the delivery of quality public services, stimulate the economy and increase Québec's long-term economic potential.

The Québec government is also reiterating the urgent need for the federal government to increase infrastructure funding by tabling a new plan in that regard.

■ Revitalizing the economy and leveraging Québec businesses

Businesses are currently facing uncertainty and need to show resilience and adaptability. In other words, Québec needs to adjust to perform in this new context. In Budget 2025-2026, the government is therefore announcing initiatives totalling over $5.4 billion over five years to stimulate wealth creation. These measures are aimed at:

- supporting and revitalizing Québec's economy;

- increasing our capacity for innovation;

- encouraging regional contributions to wealth creation.

Québec is also working closely with the other provinces and territories and the federal government to stimulate trade and reduce interprovincial trade barriers.

Overview	A.5

■ A tax system conducive to investment and innovation

In Budget 2025-2026, the government is confirming its intention to harmonize its tax system with the federal government's announced extension of accelerated depreciation measures, when it comes into force. It is also introducing a new simplified tax assistance system for innovation to reduce the administrative requirements and maximize the impact of tax assistance on businesses in order to increase the benefits in Québec.

The changes, which will provide additional financial support totalling more than $2.6 billion over five years, will help stimulate investment and innovation, as well as prepare Québec businesses to meet current and future economic challenges.

❏ Improving health and education services

In recent years, the government has allocated considerable funds to improve the quality and accessibility of public services in the pursuit of its core missions.

In Budget 2025-2026, the government is continuing to invest and plans to spend more than $6.8 billion between now and 2029-2030 to support Quebecers, including nearly $5.0 billion, with a view to:

- improving the delivery of health care and social services by enhancing the accessibility and quality of health care, particularly for seniors, young people in difficulty and people experiencing homelessness;

- encouraging the education and development of young people by promoting school success, improving the accessibility of childcare services, offering better services to young people and promoting participation in recreation and sports.

In addition, investments of $1.9 billion are aimed at:

- promoting the well-being of vulnerable individuals;

- showcasing Québec's culture and identity;

- supporting communities.

In Budget 2025-2026, the government is setting aside nearly $12.3 billion for stimulating wealth creation and supporting Quebecers.

– At the same time, efforts to improve the income tax system will free up amounts of nearly $3.0 billion over five years.

Budget 2025‑2026
A.6	Budget Plan

Exhibit 99.10

❏ Improving the tax system

The government is completing the review of the 277 tax expenditures initiated in Budget 2024-2025.

In Budget 2025-2026 efforts to improve the tax system will free up amounts of nearly $3.0 billion over five years. These measures, which are designed to optimize tax assistance for businesses, simplify and update the tax system, and promote the funding of public services, are part of the plan to return to a balanced budget.

TABLE A.1

Financial impact of the measures of Budget 2025-2026

(millions of dollars)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Stimulating wealth creation	-	−1 067.1	−1 333.5	−1 011.6	−1 057.0	−959.9	−5 429.1
Supporting Quebecers	−8.9	−1 517.5	−1 602.9	−1 278.6	−1 217.6	−1 223.7	−6 849.2
Subtotal	−8.9	−2 584.6	−2 936.4	−2 290.2	−2 274.6	−2 183.6	−12 278.3
Efforts to improve the tax system	-	32.1	270.6	723.0	910.7	1 037.7	2 974.1
TOTAL	−8.9	−2 552.5	−2 665.8	−1 567.2	−1 363.9	−1 145.9	−9 304.2

Note: Totals may not add due to rounding.

❏ Ongoing review of budgetary expenditures

The review of budgetary expenditures aimed at improving the efficiency of government intervention in the activities of government departments and bodies, coordinated by the Secrétariat du Conseil du trésor, has led to the announcement of a reduction in expenditures of $3.0 billion in 2029-2030.

The government will continue its work on optimizing resource allocation, particularly with regard to transforming the way the government operates.

Overview	A.7

❏ Maintaining sound management of public finances

Despite the uncertainty associated with U.S. economic policies, the government remains committed to the sound management of public finances. On a comparable basis to the budgetary balances of other Canadian provinces and the federal government, that is, before deposits of dedicated revenues in the Generations Fund, the accounting deficit is reduced by $700 million, bringing it to $8.1 billion in 2024-2025, or 1.3% of GDP.

In 2025-2026, the accounting balance shows a deficit of $11.4 billion, or 1.8% of GDP. After deposits of dedicated revenues in the Generations Fund, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $13.6 billion, or 2.2% of GDP.

Despite the pressures on the government's financial situation, the initiatives carried out to restore public finances will allow for an accounting surplus in 2029-2030.

The government remains committed to reducing long-term debt and is continuing to make deposits in the Generations Fund. Nevertheless, developments in the budgetary situation and the current uncertain economic context call for an adjustment to the debt reduction targets announced in March 2023. Net debt to GDP must be reduced to 35.5% of GDP by 2032-2033 and to 32.5% of GDP by 2037-2038.

TABLE A.2

Québec's economic and financial outlook2

(billions of dollars, unless otherwise indicated)
	2024- 2025	2025- 2026-	2026- 2027	2027- 2028	2028- 2029	2029- 2030
FINANCIAL SITUATION
Revenue	155.2	156.3	165.2	171.2	176.2	181.3
Expenditure	−163.3	−165.8	−170.3	−173.9	−176.1	−179.4
Contingency reserve	-	−2.0	−2.0	−1.5	−1.5	−1.5
Accounting surplus (deficit)	−8.1	−11.4	−7.1	−4.2	−1.4	0.4
% of GDP	1.3	1.8	1.1	0.6	0.2	0.1
DEBT
Net debt	235.8	255.0	270.4	282.6	286.4	288.1
% of GDP	38.7	40.4	41.5	41.9	41.0	39.8
	2024	2025	2026	2027	2028	2029
ECONOMIC INDICATORS
Real GDP (% change)	1.4	1.1	1.4	1.6	1.7	1.7
Nominal GDP (% change)	5.3	3.4	3.4	3.5	3.5	3.6
Note: Totals may not add due to rounding.

2 Unless otherwise indicated, this document is based on budgetary data available as at March 5, 2025. The data presented for 2024-2025 are preliminary results. The data for 2025-2026 to 2029-2030 are forecasts and those for subsequent years are projections.

Budget 2025‑2026
A.8	Budget Plan

Exhibit 99.10

■ The plan to restore fiscal balance

Through the initiatives put in place to optimize its tax expenditures, the government is presenting a plan to restore fiscal balance in compliance with the Balanced Budget Act.

After deposits of dedicated revenues in the Generations Fund, balance will be achieved by 2029-2030 at the latest. To achieve this, the government is committed to bridging gaps of $1.0 billion in 2027-2028 and $2.5 billion in 2028-2029 and 2029-2030, or 0.3% of GDP in 2029-2030.

It has various levers at its disposal to achieve this:

- it will continue its initiatives aimed at creating more wealth and increasing Québec's economic potential;

- it will continue its representations to the federal government to obtain additional federal transfers, particularly for health and infrastructure;

- it could benefit from the non-utilization of the contingency reserve;

- it is committed to promoting efficiency and productivity gains in the delivery of public services.

TABLE A.3

Budgetary balance within the meaning of the Balanced Budget Act

(millions of dollars, unless otherwise indicated)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
ACCOUNTING SURPLUS (DEFICIT)	−8 078	−11 430	−7 126	−4 173	−1 350	397
% of GDP	1.3	1.8	1.1	0.6	0.2	0.1
Gap to be bridged	-	-	-	1 000	2 500	2 500
Deposits of dedicated revenues in the Generations Fund	−2 354	−2 177	−2 402	−2 522	−2 648	−2 796
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−10 432	−13 607	−9 528	−5 695	−1 498	101
% of GDP	1.7	2.2	1.5	0.8	0.2	0.0
Note: Totals may not add due to rounding.

Overview	A.9

Exhibit 99.10

1. STIMULATING WEALTH CREATION

The government has set itself the goal of transforming Québec's economy with a view to making it more prosperous and reaching a level of wealth comparable to that of its main trading partners. The economy's strong performance since 2018 has enabled Québec to make historic progress towards closing the standard of living gap with Ontario. Québec's standard of living gap with Ontario narrowed from 15.9% in 2018 to 11.2% in 2024. For the rest of Canada, it narrowed from 20.2% in 2018 to 14.7% in 2024. Furthermore, living standards will continue to catch up over the next few years, and the gap between Québec and Ontario is expected to stand at 9.9% in 2026. The gap with the rest of Canada is expected to reach 13.7%. However, the turbulence in trade relations with the United States represents a significant challenge for the Québec economy.

In Budget 2025-2026, the government is acting to stimulate wealth creation and strengthen our businesses' competitive position. To that end, the government is announcing measures totalling over $5.4 billion over five years, namely:

- $4.1 billion for supporting and revitalizing Québec's economy by providing transitional assistance to businesses affected by U.S. tariffs, supporting investment projects, fostering market diversification, and making it easier to identify Québec products;

- $604.1 million for increasing our capacity for innovation by stimulating innovation and its commercialization through an updated tax assistance system, boosting innovation in strategic sectors, modernizing public services for greater efficiency, and helping SMBs with strong potential;

- $759.0 million for encouraging regional contributions to wealth creation by revitalizing regional economies, leveraging our critical and strategic minerals, supporting the forestry sector, continuing to support the tourism industry and fostering the development of the bio-food sector.

TABLE A.4

Financial impact of the measures to stimulate wealth creation

(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Supporting and revitalizing Québec's economy	−802.5	−992.2	−745.0	−821.8	−704.5	−4 066.0
Increasing our capacity for innovation	−77.7	−109.9	−141.3	−128.1	−147.1	−604.1
Encouraging regional contributions to wealth creation	−186.9	−231.4	−125.3	−107.1	−108.3	−759.0
TOTAL	−1 067.1	−1 333.5	−1 011.6	−1 057.0	−959.9	−5 429.1
Note: Totals may not add due to rounding.

Overview	A.11

Innovating to prosper

Over the past decade, Québec has seen a downward trend in business research and development (R&D), while that of several other jurisdictions has seen a sharp increase.

- In 2022, the ratio of business enterprise expenditures on R&D (BERD) as a percentage of Québec's GDP was below that of our key partners, particularly Ontario, which had been far behind Québec in 2014.

- The decline in business R&D spending is partly due to the tightening of R&D tax credits in 2014, as part of the work of the Québec Taxation Review Committee.

This trend raises concerns about the future prospects for Québec businesses in the face of outside competition.

This decline comes at a time when the business environment has become even more complex due to uncertainties created by trade tensions with the United States.

A broad scientific consensus recognizes that innovation has positive effects on wealth creation through improved business productivity and competitiveness.

However, Québec's current tax assistance system for innovation is complex, and R&D results in recent years indicate that changes are needed to establish an attractive innovation ecosystem for businesses.

Against this backdrop, the government is introducing, in Budget 2025-2026, a new simplified tax assistance system for innovation to reduce the administrative requirements and maximize its impact on businesses in order to boost the economic benefits in Québec.

- The introduction of the tax credit for research, innovation and commercialization (CRIC) will be the pillar of the new tax assistance system for innovation, which will contribute to greater productivity and competitiveness for Québec businesses. This tax credit will replace eight tax measures currently in effect.

The new tax assistance system for innovation will provide additional financial support totalling $271.5 million over five years. It will help stimulate innovation and prepare Québec businesses to meet current and future economic challenges. Details are presented in the document entitled Innovating to Prosper.

Financial impact of the new tax assistance system for innovation (millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Simplification of the tax assistance for innovation	3.3	101.1	646.6	678.7	711.4	2 141.1
Introducing the CRIC	—	−106.0	−715.9	−769.5	−821.2	−2 412.6
TOTAL	3.3	−4.9	−69.3	−90.8	−109.8	−271.5

Budget 2025‑2026
A.12	Budget Plan

Exhibit 99.10

2. SUPPORTING QUEBECERS

In recent years, the government has invested significant amounts to improve the quality of public services and guarantee their accessibility, particularly in health care and education.

Since 2018-2019, expenditures in the Santé et Services sociaux, Éducation and Enseignement supérieur portfolios have grown by 52.3%, 54.6% and 40.7%, respectively, representing an average annual growth3 of 7.3%, 7.5% and 5.9%, respectively.

Despite the uncertain economic context, the government is determined to continue improving services for Quebecers.

In Budget 2025-2026, the government is devoting more than $6.8 billion over six years for supporting Quebecers:

- $3.9 billion for improving the delivery of health care and social services, particularly by providing better access to health care and services for seniors and vulnerable individuals, including young people in difficulty and people experiencing homelessness;

- $1.1 billion for encouraging the education and development of young Quebecers by promoting students' educational success, continuing to improve services for young people and students, promoting participation in recreation and sports, and improving the accessibility of educational childcare services;

- nearly $550 million for fostering the well-being of vulnerable individuals by enhancing the retirement pensions of certain workers who have suffered an employment injury, supporting access to housing and providing targeted assistance to the most disadvantaged individuals;

- nearly $717 million for showcasing Québec's culture and identity, in particular by improving support for the cultural community, promoting Québec heritage and the French language, and ensuring quality services for immigrants;

- more than $635 million for supporting communities, by ensuring a safe and fair society, promoting sustainable development and the vitality of the territory, strengthening efforts to adapt to climate change and enhancing the implementation plan of the 2030 Plan for a Green Economy to fight climate change.

3 Average annual growth rate, corresponding to the geometric mean over six years, from 2019-2020 to 2024-2025.

Overview	A.13

TABLE A.5

Financial impact of the measures to support Quebecers (millions of dollars)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Improving the delivery of health care and social services	-	−772.0	−803.5	−766.9	−757.4	−757.9	−3 857.7

Encouraging the education and development of young people	-	−202.6	−178.8	−215.9	−245.9	−246.1	−1 089.3

Fostering the well-being of vulnerable individuals	−8.9	−319.6	−140.7	−61.8	−9.2	−9.5	−549.7

Showcasing Québec's culture and identity	-	−159.5	−149.1	−149.3	−129.7	−129.3	−716.9

Supporting communities	-	−63.8	−330.8	−84.7	−75.4	−80.9	−635.6
TOTAL	−8.9	−1 517.5	−1 602.9	−1 278.6	−1 217.6	−1 223.7	−6 849.2

Budget 2025‑2026
A.14	Budget Plan

Exhibit 99.10

3. RESULTS OF THE REVIEW TO IMPROVE THE TAX SYSTEM

In Budget 2024-2025, the government announced that it would conduct a rigorous review of the 277 tax expenditures in force in 2023, covering measures related to personal and corporate income taxes, as well as consumption taxes.

Now that the review initiated in Budget 2024-2025 has been completed, the government is announcing, in Budget 2025-2026, efforts to improve the tax system that will free up amounts of nearly $3.0 billion over five years. These measures are aimed at:

- optimizing tax assistance for businesses by targeting higher value-added activities in the IT sector and refocusing the tax credit relating to resources on critical and strategic minerals;

- simplifying the tax system by harmonizing the rate of the tax on insurance premiums and that of the Québec sales tax and adjusting the flow-through share regime;

- updating the tax system by adapting fiscal assistance to new economic and social realities, strengthening the fairness of the tax system and eliminating inefficient or little-used tax expenditures;

- fostering the funding of public services by ending indexation of the eligibility threshold for reduced rates of employer contributions to the Health Services Fund, ensuring the sustainable funding of transportation infrastructure and services, and revising the land register consultation fee.

TABLE A.6

Financial impact of the efforts to improve the tax system (millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Optimizing tax assistance for businesses	-	2.3	138.0	230.1	233.7	604.1
Simplifying the tax system	27.1	100.7	328.3	337.7	347.0	1 140.8
Updating the tax system	−0.9	111.9	90.8	118.5	161.2	481.5
Fostering the funding of public services	5.9	55.7	165.9	224.4	295.8	747.7
TOTAL	32.1	270.6	723.0	910.7	1 037.7	2 974.1
Note: Totals may not add due to rounding.

Overview	A.15

The results of the review to improve the tax system initiated in Budget 2024-2025 will free up amounts totalling close to $2.6 billion by 2029-2030.

TABLE A.7

Results of the review to improve the tax system for 2029-2030 (millions of dollars)
	Budget 2024-2025	Fall 2024 update	Budget 2025-2026	Total
Measures for individuals	-	461	84	545

Measures for businesses	496	434	234	1 164

Measures targeting duties and taxes	165	-	720	885

TOTAL	661	895	1 038	2 594

Budget 2025‑2026
A.16	Budget Plan

Exhibit 99.10

4. THE ECONOMIC SITUATION: RECENT DEVELOPMENTS AND OUTLOOK FOR 2025 AND 2026

Despite the uncertainty surrounding the form, duration and scope of the protectionist measures to be adopted by the United States, the intensification of trade tensions is already weighing on the global economy, and on financial markets in particular.

Against this backdrop, global economic growth is expected to slow slightly to 3.1% in 2025 and 2026, following growth of 3.2% in 2024. Real GDP growth will decelerate in most regions by 2025.

- However, central banks are expected to continue easing their monetary policies, which will support demand for goods and services.

In Québec, tariffs and equivalent retaliatory measures, expected to average 10% over the next two years according to the budget's baseline scenario, will have a negative impact on economic growth.

After an increase of 1.4% in 2024, economic growth is set to continue in 2025 (+1.1%) and 2026 (+1.4%), supported, in particular, by additional interest rate cuts.

- Like the global economy, Québec's economic momentum will be hampered by the tariffs introduced by the U.S. administration and equivalent retaliatory measures.

- These tariffs and measures will rein in trade and weaken the confidence of economic agents, limiting the growth of investment and consumption.

TABLE A.8

Economic growth (real GDP, percentage change)
	2023	2024	2025	2026
Québec	0.6	1.4	1.1	1.4
Canada	1.5	1.5	1.4	1.6
United States	2.9	2.8	1.8	1.9
World(1)	3.4	3.2	3.1	3.1

(1) Global real GDP is expressed in purchasing power parity.

Sources: Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and   Ministère des Finances du Québec.

Overview	A.17

TABLE A.9

Real GDP and its major components in Québec (percentage change and contribution in percentage points)
	Change			Contribution
	2024	2025	2026	2024	2025	2026
Domestic demand	1.8	1.6	1.2	1.8	1.7	1.2
Household consumption	2.3	2.3	1.7	1.4	1.3	1.0
Residential investment	1.6	4.6	1.2	0.1	0.3	0.1
Non-residential business investment	−0.1	0.1	1.1	0.0	0.0	0.1
Government spending and investment	1.8	0.2	0.1	0.5	0.1	0.0
External sector	-	-	-	0.0	−0.3	0.2
Exports	1.7	1.3	2.0	0.8	0.6	0.9
Imports	1.5	1.7	1.4	−0.8	−0.8	−0.7
Inventories	-	-	-	−0.5	−0.3	−0.1
REAL GDP	1.4	1.1	1.4	1.4	1.1	1.4
Note: Totals may not add due to rounding. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Budget 2025‑2026
A.18	Budget Plan

Exhibit 99.10

5. QUÉBEC'S FINANCIAL SITUATION

Despite the pressures on the government's financial situation, the initiatives identified as part of the government's expenditure review will allow for an accounting surplus in 2029-2030.

On a comparable basis to the budgetary balances of other Canadian provinces and the federal government, that is, before deposits of dedicated revenues in the Generations Fund, the accounting deficit was brought down to $8.1 billion in 2024-2025, or 1.3% of GDP.

In 2025-2026, the accounting balance shows a deficit of $11.4 billion, or 1.8% of GDP. After deposits of dedicated revenues in the Generations Fund, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $13.6 billion, or 2.2% of GDP.

TABLE A.10

Changes to the accounting balance (billions of dollars, unless otherwise indicated)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Accounting surplus (deficit)	−8.1	−11.4	−7.1	−4.2	−1.4	0.4
% of GDP	1.3	1.8	1.1	0.6	0.2	0.1

CHART A.1

Path for restoring budgetary balance (billions of dollars)

Overview	A.19

5.1 Financial framework

The accounting deficit is reduced to $8.1 billion, or 1.3% of GDP, in 2024-2025.

Revenue amounts to $156.3 billion in 2025-2026, growing 0.7%. Growth will increase to 5.7% in 2026-2027.

- Over the period covered by the financial framework, that is, until 2029-2030, annual revenue growth will average 3.2%.

Total expenditures, or expenditures including debt service, stand at $165.8 billion in 2025-2026, growing 1.5%. Growth will be 2.7% in 2026-2027.

- In 2025-2026, portfolio expenditures will grow by 1.8% due, in particular, to the non-recurrence of 2024-2025 expenditures4 in 2025-2026. Without these elements, growth in expenditures would stand at 3.0%.

Over the period covered by the financial framework, that is, until 2029-2030, the annual growth in total expenditure will average 1.9%.

- The share of total expenditure in the economy will fall from 26.3% of GDP in 2025-2026 to 24.8% in 2029-2030.

In addition, the financial framework includes a contingency reserve of $2.0 billion in 2025-2026 and 2026-2027, and $1.5 billion per year as of 2027-2028, for a total of $8.5 billion over five years that could be used, in particular, to reduce the effects of more moderate-than-anticipated economic growth.

______________________________________

4 Expenditures from 2024-2025, not recurring in 2025-2026, are presented on page 43 of Section F, "Québec's Financial Situation."

Budget 2025‑2026
A.20	Budget Plan

Exhibit 99.10

Share of expenditure and revenue in the economy

The share of government expenditure and revenue[1] in the economy generally follow similar paths.

In 2025-2026, the share of expenditure in the economy stands at 26.3%, exceeding revenue, which amounts to 24.8% of GDP.

- The increase in the share of expenditure in the economy, from 24.4% in 2018-2019 to 26.3% in 2025-2026, results from government investments to fund public services, such as health care and education.

- The decline in the share of revenue in the economy, from 26.1% in 2018-2019 to 24.8% in 2025-2026, is due in particular to the measures implemented by the government to put money back in the wallets of Quebecers.

Due to the perpetuation of certain services and the recurrence of costs due to high post-pandemic inflation, the gap between expenditure and revenue in 2025-2026 proved to be persistent. This gap will be gradually eliminated to restore fiscal balance and maintain sound public finances over the long term.

- Through the government's initiatives to optimize the tax system and government expenditure, the share of expenditure in the economy will gradually fall to 24.8% in 2029-2030, whereas the share of revenue will rise to 25.1%.

Share of expenditure and revenue in the economy
(percentage of GDP)

1 This represents total expenditure and total revenue.

Overview	A.21

TABLE A.11

Multi-year financial framework

(millions of dollars, unless otherwise indicated)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	AAGR(1)
Revenue
Personal income tax	45 459	46 944	48 967	50 893	53 063	55 006
Contributions for health services	8 958	9 242	9 551	9 819	10 176	10 477
Corporate taxes	12 988	12 491	12 970	14 065	14 157	14 771
School property tax	1 180	1 346	1 482	1 607	1 718	1 819
Consumption taxes	27 969	28 922	29 933	31 044	32 045	32 983
Duties, permits and royalties	5 920	6 220	6 833	7 040	7 313	7 634
Miscellaneous revenue	16 665	15 299	16 047	16 544	17 318	17 966
Government enterprises	5 406	5 268	7 042	7 122	7 349	7 530
Own-source revenue	124 545	125 732	132 825	138 134	143 139	148 186
% change(2)	8.6	1.0	5.6	4.0	3.6	3.5	3.5
Federal transfers	30 636	30 610	32 362	33 071	33 110	33 103
% change(3)	−0.8	−0.1	5.7	2.2	0.1	0.0	1.6
Total revenue	155 181	156 342	165 187	171 205	176 249	181 289
% change	6.6	0.7	5.7	3.6	2.9	2.9	3.2
Expenditure
Portfolio expenditures	−153 406	−156 102	−159 911	−162 322	−164 092	−167 150
% change(4)	8.4	1.8	2.4	1.5	1.1	1.9	1.7
Debt service	−9 853	−9 670	−10 402	−11 556	−12 007	−12 242
% change(5)	−1.3	−1.9	7.6	11.1	3.9	2.0	4.4
Total expenditure	−163 259	−165 772	−170 313	−173 878	−176 099	−179 392
% change	7.7	1.5	2.7	2.1	1.3	1.9	1.9
Contingency reserve	-	−2 000	−2 000	−1 500	−1 500	−1 500
ACCOUNTING SURPLUS (DEFICIT)(6)	−8 078	−11 430	−7 126	−4 173	−1 350	397
% of GDP	1.3	1.8	1.1	0.6	0.2	0.1

Note: Totals may not add due to rounding.

(1) Average annual growth rate, corresponding to the geometric mean over five years, from 2025-2026 to 2029-2030.

(2) In 2025-2026, the lower growth in own-source revenue is due, in particular, to the change in economic activity influenced by the trade dispute triggered by the United States, and the non-recurrence of a significant portion of the amounts the Québec government will receive in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

(3) The decrease in federal transfers in 2024-2025 is due, among other things, to a decline in equalization resulting from changes made by the federal government to the program in its 2023 budget. The decrease in 2025-2026 is due, in particular, to the non-recurrence of certain revenues, such as the reimbursement of Québec's costs related to the welcoming of asylum seekers, announced in June 2024. The growth of 5.7% in 2026-2027 is due, in particular, to the pace of realization of infrastructure projects receiving federal funding.

(4) For 2024-2025, the 8.4% growth in expenditures is attributable to the initiatives announced in March 2024 and November 2024, the increase in the cost of services in the education sector and the costs tied to the delivery of health care and social services, and the lag in the pace of infrastructure realization. This growth is also explained by one-off factors, including unrealized remuneration expenditures due to the strike by school staff in 2023-2024 and the floods caused by post-tropical storm Debby. Growth in 2025-2026 is due, in particular, to non-recurring elements amounting to $1.9 billion in 2024-2025, notably due to the impact of the accounting change to take into account work already done by public transit authorities, due to the change related to sustainable losses in value and the adjusted provisions for losses of the Economic Development Fund, and to take into consideration the impact of post-tropical storm Debby. Without these elements, growth in expenditures would stand at 3.0% in 2025-2026 instead of 1.8%.

(5) The decrease in debt service in 2024-2025 and 2025-2026 is due to changes in interest rates and the non-recurrence of losses on the disposal of assets. The growth in debt service from 2026-2027 onward is explained by the increase in the debt level and the renewal of maturing fixed-rate loans at higher rates.

(6) This refers to the surplus or deficit on operations presented in the public accounts. The budgetary balance within the meaning of the Balanced Budget Act is presented on page 7 of Section F, "Québec's Financial Situation."

Budget 2025‑2026
A.22	Budget Plan

Exhibit 99.10

5.2 An $11-billion increase in infrastructure investments over three years

Public infrastructure investments help support the delivery of quality public services. They also help stimulate economic growth and increase Québec's long-term economic potential. In the current environment, marked by economic uncertainty, the government is announcing an increase in public infrastructure investments.

- Over 10 years, the 2025-2035 Québec Infrastructure Plan (QIP) will thus total $164.0 billion,5 an increase of $11.0 billion, or 7%.

Over the past seven years, the QIP has been increased each year, going from $100.4 billion in March 2018 to $164.0 billion in March 2025. This increase of more than 60% was necessary, given the importance of providing Québec with modern infrastructure and investing more in maintaining the building inventory.

The 2025-2035 QIP allocates considerable sums to health and social services, education, higher education and transportation. It also includes major investments in social housing.

CHART A.2 Change in the Québec Infrastructure Plan
(billions of dollars)

Source: Secrétariat du Conseil du trésor.

In addition, Hydro-Québec will make a significant contribution to Québec's economic growth with the progressive completion of its Action Plan 2035 - Towards a Decarbonized and Prosperous Québec. This plan will require capital investments of between $135 billion and $160 billion over the 2024-2035 period.

______________________________________

5 The 2024-2034 QIP, announced in the March 2024 budget, stood at $153 billion.

Overview	A.23

5.3 The plan to restore fiscal balance

At the time of tabling the plan to restore fiscal balance, the economic context is uncertain, widening the gap between revenue and expenditure. These deficits will be gradually eliminated to restore fiscal balance and maintain sound public finances over the long term.

Despite the pressures on the government's financial situation, the identified initiatives will allow for an accounting surplus in 2029-2030. A balanced budget within the meaning of the Balanced Budget Act, that is, after deposits of dedicated revenues in the Generations Fund, will be achieved subject to a gap of $2.5 billion, or 0.3% of GDP, being bridged by 2029-2030.

5.3.1 The importance of restoring fiscal balance

During the period of upheaval caused by the pandemic, the government prioritized funding for its main missions and infrastructure investments to ensure the delivery of public services.

- These investments were necessary to strengthen public services, including in health and education, and to mitigate some of the consequences of the pandemic that would have had lasting repercussions for the population, in particular with regard to carrying out screening and vaccination, purchasing personal protective equipment, hiring additional staff and catching up on the academic backlog.

- The projected deficits proved to be persistent due to the perpetuation of certain services and the recurrence of costs due to high post-pandemic inflation. This inflation, in addition to demographic growth in 2023 and 2024 and labour shortages in public services, continues to put pressure on public finances.

- Public infrastructure investments contribute to the delivery of quality public services. They also help stimulate the economy and increase Québec's long-term economic potential.

The Balanced Budget Act requires the government to return to a balanced budget by 2029-2030. However, beyond the Act, when large deficits are not eliminated, they limit the government's long-term ability to deliver public services, ensure intergenerational equity and respond to unforeseen shocks such as a pandemic.

Budget 2025‑2026
A.24	Budget Plan

Exhibit 99.10

5.3.2 Initiatives to restore fiscal balance

Ultimately, the plan to restore fiscal balance sets out nearly $6 billion annually in initiatives to achieve fiscal balance by 2029-2030.

The implementation of the plan is in line with the following fiscal policy directions:

- achieving and maintaining fiscal balance;

- reducing the share of expenditure in the economy to a level similar to its pre-pandemic level;

- maintaining deposits of dedicated revenues in the Generations Fund and a long-term debt reduction objective;

- stimulating economic growth and narrowing the wealth gaps with Ontario and the rest of Canada;

- adequately funding the government's missions;

- continuing to make infrastructure investments.

The financial framework provides for a gap to be bridged of $1.0 billion in 2027-2028 and $2.5 billion in 2028-2029 and 2029-2030 (or 0.3% of GDP in 2029-2030). As such, after deposits of dedicated revenues in the Generations Fund, balance will be achieved by 2029-2030 at the latest.

The gap can be bridged with an improvement in the economic situation. The government also has various levers at its disposal:

- it will continue its initiatives aimed at creating more wealth and increasing Québec's economic potential;

- it will continue its representations to the federal government to obtain additional federal transfers, particularly for health and infrastructure;

- it could benefit from the non-utilization of the contingency reserve;

- it is committed to promoting efficiency and productivity gains in the delivery of public services.

Should these levers fail to bridge the entire gap, further initiatives may be determined once the uncertainty surrounding the trade relationship with the United States has dissipated.

Overview	A.25

TABLE A.12

Initiatives to restore fiscal balance (millions of dollars)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total 6 years
Results of the review to improve the tax system(1)	835	532	850	1 915	2 370	2 594	9 096
Efforts by government enterprises(2)	-	100	200	300	400	400	1 400
Review of budgetary expenditures	-	616	1 268	1 800	2 400	3 000	9 084
IDENTIFIED INITIATIVES	835	1 248	2 318	4 015	5 170	5 994	19 580
Gap to be bridged	-	-	-	1 000	2 500	2 500	6 000

Note: Totals may not add due to rounding.

(1) Amounts made available by the review to improve the tax system have been adjusted to reflect the postponement to January 1, 2026 of the implementation of the harmonization of capital gains taxation with that of the federal system.

(2) These are the measures announced in the Québec Budget Plan - March 2024.

Budget 2025‑2026
A.26	Budget Plan

Exhibit 99.10

6. THE QUÉBEC GOVERNMENT'S DEBT

The net debt burden will stand at 40.4% of GDP as at March 31, 2026. This is lower than the pre-pandemic level, which was 40.9% of GDP as at March 31, 2020.
As at March 31, 2021, during the pandemic, net debt to GDP stood at 43.1% of GDP.

Net debt to GDP will increase until 2027-2028, due to, in particular, the significant investments in public infrastructure needed to stimulate economic growth in an uncertain environment. It will then fall back to 39.8% of GDP as at March 31, 2030.

CHART A.3 Net debt as at March 31
(percentage of GDP)

Overview	A.27

The government is maintaining its objective of reducing the debt burden in the long term. This will be achieved by restoring fiscal balance by 2029-2030 and continuing the deposits of dedicated revenues in the Generations Fund. Nevertheless, developments in the budgetary situation and the current uncertain economic context call for an upward adjustment of 2.5 percentage points to the debt reduction targets announced in March 2023.6

Net debt to GDP must be reduced to 35.5% of GDP by 2032-2033 and to 32.5% of GDP by 2037-2038.

TABLE A.13

The new debt reduction targets

	Targets announced in March 2023	New targets
Net debt by 2032-2033 (intermediate target)	33% of GDP (±2.5% of GDP)	35.5% of GDP (±2.5% of GDP)
Net debt by 2037-2038	30% of GDP (±2.5% of GDP)	32.5% of GDP (±2.5% of GDP)

6 For this purpose, the government will propose amendments to the Act to reduce the debt and establish the Generations Fund.

Budget 2025‑2026
A.28	Budget Plan

Exhibit 99.10

7. ALTERNATIVE FORECAST SCENARIOS

Québec, like many jurisdictions elsewhere in the world, is facing an environment of great uncertainty marked by the protectionist trade policies introduced by the U.S. administration. Although the baseline scenario forecast is the most likely in the current environment, Québec is not shielded from risks that could impact the economic outlook, both on the downside and the upside.

The Ministère des Finances has therefore developed two alternative growth scenarios that could characterize the economy in the coming years. Under these scenarios, the impacts of different economic growth on the financial framework as well as the Québec government's debt and financing program are assessed.

7.1 Two alternative economic forecast scenarios

The first scenario foresees a recession, owing to 25% tariffs being introduced on all U.S. imports except energy products (10%) over a two-year period, and equivalent retaliatory measures imposed by the countries covered by these tariffs.

- Under this scenario, real GDP would fall by 0.1% in 2025, before a weak growth of 0.5% in 2026. In comparison to the baseline scenario, the cumulative negative gap in 2025 and 2026 would reach 2.1 percentage points.

The second scenario forecasts stronger growth. The rise in economic activity would be sharper than in the baseline scenario as a result of a timely resolution of trade disputes and dissipating uncertainties overhanging international trade.

- In this scenario, real GDP growth would accelerate from 1.4% in 2024 to 1.8% in 2025, and then to 2.0% in 2026. In comparison to the baseline scenario, the cumulative positive gap in 2025 and 2026 would reach 1.3 percentage points.

TABLE A.14

Real GDP in Québec under the scenarios

(percentage change, shock in percentage points)
	Baseline scenario	Scenario with 25% tariffs		Stronger growth scenario
	Change	Shock	Change	Shock	Change
2024	1.4	-	1.4	-	1.4
2025	1.1	−1.2	−0.1	+0.7	1.8
2026	1.4	−0.9	0.5	+0.6	2.0
2027	1.6	+0.4	2.0	+0.2	1.8
2028	1.7	-	1.7	-	1.7

Overview	A.29

The two alternative scenarios are not symmetrical, mainly due to the nature of the effects brought about by each situation.

- The scenario involving substantial tariff barriers imposed over a two-year period would result in a recession with adverse consequences that would permanently lower Québec's economic potential.

- The scenario of stronger growth would boost international trade and would generate positive, progressive and sustained effects, strengthening the potential for long-term growth.

❏ Impacts on the budgetary balance

The alternative scenarios illustrate how achieving a balanced budget could be affected if the economic situation were to take a different trajectory than that expected in Budget 2025-2026.

If a recession were to occur due to the trade dispute started by the United States, budgetary deficits would occur in all years of the financial framework and exceed the deficits forecast under the baseline scenario.

- Use of the contingency reserve would limit the effects of any temporary decline in economic activity and reduce pressure on the financial framework.

- However, the provision would not be sufficient to ensure compliance with the Balanced Budget Act and to balance the budget by 2029-2030.

- The government could then be required to request a suspension of the application of the Act.

CHART A.4 Budgetary balance - Baseline and alternative scenarios
(billions of dollars)

Note: Budgetary balance within the meaning of the Balanced Budget Act. These three scenarios include the gaps to be bridged included in the financial framework.

Budget 2025‑2026
A.30	Budget Plan

Exhibit 99.10

Conversely, if the trade disputes were set aside and economic conditions proved more favourable than expected, deficits would be lower in the short term and budget surpluses would be achieved in the financial framework's last two years.

- In such a situation, it would be possible to achieve fiscal balance by 2029-2030 while eliminating the gap to be bridged forecast in the financial framework.

❏ Impacts on net debt to GDP

Under the scenario with 25% tariffs, net debt to GDP would be 2.0 percentage points higher as at March 31, 2030, bringing it to 41.8%, or $9.4 billion higher than under the baseline scenario.

- The new 2032-2033 debt reduction target would not be met, but the 2037-2038 target would be reached.

Under the stronger growth scenario, net debt to GDP would stand at 38.1% as at March 31, 2030, or 1.7 percentage points of GDP lower than under the baseline scenario.

- The new net debt reduction targets would be met.

CHART A.5 Net debt as at March 31 - Baseline scenario and alternative scenarios
(percentage of GDP)

Overview	A.31

APPENDIX: QUÉBEC'S ECONOMIC OUTLOOK - 2023 TO 2029

TABLE A.15 Economic outlook in Québec
(annual average, percentage change, unless otherwise indicated)
	2023	2024	2025	2026	2027	2028	2029
Production
Real GDP	0.6	1.4	1.1	1.4	1.6	1.7	1.7
Nominal GDP	5.0	5.3	3.4	3.4	3.5	3.5	3.6
Nominal GDP (billions of dollars)	579.5	609.9	630.5	651.6	674.4	698.3	723.4
Components of GDP (in real terms)
Final domestic demand	−0.2	1.8	1.6	1.2	1.3	1.4	1.5
- Household consumption	1.8	2.3	2.3	1.7	1.8	1.9	1.8
- Government spending and investment	−0.4	1.8	0.2	0.1	0.1	0.2	0.5
- Residential investment	−15.1	1.6	4.6	1.2	1.1	0.8	0.8
- Non-residential business investment	1.4	−0.1	0.1	1.1	2.1	2.5	2.6
Exports	4.0	1.7	1.3	2.0	2.2	2.1	2.1
Imports	−0.8	1.5	1.7	1.4	1.5	1.5	1.6
Labour market
Population (thousands)	8 848	9 056	9 101	9 103	9 102	9 150	9 198
Population aged 15 and over (thousands)	7 252	7 435	7 523	7 541	7 549	7 600	7 649
Jobs (thousands)	4 523	4 566	4 605	4 622	4 639	4 656	4 673
Job creation (thousands)	130.8	43.2	39.1	17.4	16.7	16.3	17.4
Unemployment rate (per cent)	4.5	5.3	5.8	5.4	4.5	4.3	4.3
Other economic indicators (in nominal terms)
Household consumption	5.8	4.8	4.6	3.5	3.5	3.5	3.5
- Excluding food expenditures and shelter	5.4	3.7	4.0	3.2	3.3	3.3	3.3
Housing starts (thousands of units)	38.9	48.7	50.5	49.3	48.3	46.4	44.9
Residential investment	−12.3	5.6	8.0	3.6	3.4	3.2	3.1
Non-residential business investment	6.8	2.9	1.9	3.2	4.0	4.5	4.7
Wages and salaries	5.2	5.6	3.7	3.0	3.4	3.2	3.2
Household income	5.5	6.7	3.7	3.1	3.3	3.3	3.3
Net operating surplus of corporations	1.6	0.4	−1.1	3.4	3.2	4.3	3.5
Consumer Price Index	4.5	2.3	2.1	2.0	2.0	2.0	2.0
- Excluding food and energy	4.5	2.7	2.4	2.0	2.0	2.0	1.9

Sources: Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

Overview	A.33